Exhibit 99.1

TRANSCANADA CORPORATION – SECOND QUARTER 2010

Quarterly Report to Shareholders

TransCanada Reports Second Quarter Results,
$22 Billion Capital Program Drives Future Growth

CALGARY, Alberta – July 29, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income applicable to common shares for second quarter 2010 of $285 million or $0.41 per share. Comparable earnings were $275 million or $0.40 per share. Net income applicable to common shares and comparable earnings were both reduced by $28 million ($0.04 per share) due to losses on derivatives used to manage the Company’s economic exposure to rising interest rates and foreign exchange rate fluctuations on U.S. dollar denominated income and foreign exchange losses on conversion of U.S. dollar working capital balances due to the strengthening U.S. dollar.  In addition, approximately $20 million ($0.03 per share) of net income related to the Alberta System was not recognized in the first six months of 2010 pending final approval by the National Energy Board (NEB) of a three year settlement with customers.

“TransCanada’s core businesses – pipe and energy – performed well this past quarter,” says Russ Girling, TransCanada’s president and chief executive officer.  “We continue to make great strides in advancing our $22 billion capital growth program.  TransCanada took a major step forward last month as the first phase of the Keystone Pipeline System began commercial operations, delivering crude oil to refineries in Wood River and Patoka, Illinois.  We expect to generate approximately $1 billion of additional EBITDA next year as projects such as Keystone; the Halton Hills and Coolidge Generating Stations; and our Guadalajara and Bison Pipelines become operational.”

Second Quarter Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
●	Began commercial deliveries of crude oil to U.S. Midwest markets with the placing into service of the first phase of the US$12 billion Keystone Pipeline
●	Reached a three year settlement with shippers on the Alberta and Foothills Systems that sets the equity return at 9.7 per cent on deemed common equity of 40 per cent
●	Net income applicable to common shares of $285 million or $0.41 per share
●	Comparable earnings of $275 million or $0.40 per share
●	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $928 million
●	Funds generated from operations of $935 million
●	Invested $1 billion to advance unprecedented $22 billion capital program
●	Common share dividend of $0.40 per share for the quarter ending September 30, 2010

Net income applicable to common shares for second quarter 2010 was $285 million ($0.41 per share) compared to $314 million ($0.50 per share) in second quarter 2009. The decrease was primarily due to losses in second quarter 2010 compared to gains in second quarter 2009 on derivatives used to manage economic exposures to foreign exchange and interest rate fluctuations that do not qualify as hedges for accounting and the translation of working capital balances, lower volumes and higher costs associated with lower plant availability at Bruce A and lower realized power prices at Bruce B. Partially offsetting these decreases were higher earnings from Western Power resulting from higher realized power prices and lower net interest expense from increased capitalization of interest related to the Company’s large capital growth program.

Net income per share in second quarter 2010 decreased $0.05 as a result of a ten per cent increase in the average number of common shares outstanding following a 58.4 million common share issuance in second quarter 2009.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:

●
On June 30, 2010, the first phase of the US$12 billion Keystone Pipeline began commercial deliveries of crude oil to U.S. Midwest markets at Wood River and Patoka, Illinois. This phase is expected to be operating at its initial nominal capacity of 435,000 barrels per day (Bbl/d) in fourth quarter 2010. The Keystone Pipeline project will play an important role in linking a secure and growing supply of Canadian crude oil with the largest refining markets in the United States, significantly improving North American energy security.

Construction of the second phase of Keystone to expand nominal capacity to 591,000 Bbl/d and extend the pipeline to Cushing, Oklahoma began in second quarter 2010.  Commercial in-service of the second phase is expected to occur in first quarter 2011, with contract volumes increasing to 530,000 Bbl/d.

TransCanada also continues to advance the 500,000 Bbl/d Gulf Coast expansion, which has secured long-term commitments of 380,000 Bbl/d. Assuming regulatory approval is granted in first quarter 2011, construction is expected to begin shortly thereafter. This expansion will increase nominal capacity to 1.1 million Bbl/d.

Based on firm, binding contracts that total 910,000 Bbl/d for an average term of 18 years, TransCanada expects Keystone to generate EBITDA of approximately US$1.2 billion in 2013, its first full year of commercial operations to both the U.S. Midwest and Gulf Coast markets. If volumes were to increase to 1.1 million Bbl/d, the full commercial design of the system, Keystone would generate annual EBITDA of approximately US$1.5 billion. In the future, Keystone could be economically expanded from 1.1 million Bbl/d to 1.5 million Bbl/d to meet market demand.

●
In June 2010, TransCanada announced it reached a three year settlement with Alberta System shippers regarding the annual revenue requirement for the years 2010 to 2012. The settlement sets the equity return at 9.7 per cent on deemed common equity of 40 per cent. In addition to cost of capital, the settlement encompasses all other elements of the Alberta System costs of service including operating, maintenance and administration, income taxes, depreciation and various flow-through cost components including interest expense, property taxes and transportation by others. TransCanada expects to receive regulatory approval of the settlement from the National Energy Board in third quarter 2010 at which time the impact of the settlement from its effective date of January 1, 2010 will be recognized.

Foothills Pipe Lines Ltd. also reached an agreement that establishes the equity return at 9.7 per cent on deemed common equity of 40 per cent for the years 2010 to 2012.

●
Construction of the Groundbirch pipeline is expected to begin in August 2010 and estimated to be in service by November 2010. When completed, the project will consist of approximately 77 kilometres (km) (48 miles) of 36-inch diameter natural gas pipeline that will extend the Alberta System, connecting to natural gas supplies in the Montney shale gas formation in northeast B.C. The approximate $200 million project has firm transportation contracts that will reach 1.1 billion cubic feet per day (Bcf/d) by 2014.

TransCanada continues to advance the Horn River project which will bring northeast B.C. shale gas to market through the Alberta System. Subject to regulatory approvals, the approximate $310 million project is expected to be operational early in second quarter 2012 with commitments for contracted gas rising to approximately 540 million cubic feet per day (mmcf/d) by 2014.

TransCanada continues to receive additional requests for firm transportation service on both the Horn River and Groundbirch pipeline projects.

●
In July 2010, TransCanada received regulatory approvals to proceed with construction of a majority of the Bison natural gas pipeline project and construction activities have commenced. Approvals for the remainder of the project are expected in third quarter 2010.  Once completed, the pipeline will deliver natural gas from the U.S. Rockies to markets in the U.S. Midwest.  The project has an anticipated in-service date of fourth quarter 2010 and is expected to cost approximately US$600 million.

●
Work continues on the US$320 million Guadalajara pipeline project in Mexico. The 305-km (190-mile), 24 and 30-inch diameter natural gas pipeline is scheduled to be operational in March 2011. The pipeline will move natural gas from Manzanillo to Guadalajara, Mexico’s second largest city. Construction was approximately 23 per cent complete at the end of June 2010.

●
The 90 day open season for the Alaska Pipeline Project will conclude on July 30, 2010.  Throughout this period, potential shippers have assessed the merits of the open season and the Alaska Pipeline Project has provided information to potential shippers in Alaska and Canada about the project’s anticipated engineering design, commercial terms, estimated project costs and timelines.

Interested shippers will submit commercial bids prior to the close of the open season. It is typical with large, complex pipeline projects for bids from shippers to be conditional. The Alaska Pipeline Project will work with shippers to resolve any of these conditions within the project’s control. Other key issues such as Alaska fiscal terms and natural gas resource access at Point Thomson will need to be resolved between shippers and the State of Alaska. The Alaska Pipeline Project is targeting to complete these discussions and announce the results of the open season by the end of 2010.

Energy:

●
The $700 million Halton Hills Generating Station is in the final stages of commissioning and is expected to be in service in third quarter 2010, on time and on budget.  Power from the 683 megawatt (MW) natural gas-fired power plant near Halton Hills, Ontario will be sold to the Ontario Power Authority under a 20 year Clean Energy Supply contract.

●
Construction is underway on the second phase of the Kibby Wind Power project. This phase includes an additional 22 turbines and is expected to be in-service in fourth quarter 2010. Once complete, the US$350 million project will produce 132 MW of clean, renewable energy for the state of Maine. The first phase of the project began producing power in the fall of 2009.

●
Construction on the 575 MW Coolidge Generating Station is over 60 per cent complete. Over 200 construction workers at the plant site have installed generators, transformers, 230 kilovolt (kV) transmission lines, exhaust stacks, water storage tanks, and permanent operations and wastewater treatment facilities. The US$500 million generating station is anticipated to be in service by second quarter 2011.

●
In May 2010, TransCanada announced that it had concluded a successful open season for the Zephyr Power Transmission project and had signed agreements for the full 3,000 MW of capacity with renewable energy developers in Wyoming. TransCanada continues to pursue the proposed Chinook power transmission line project and has extended its open season to December 16, 2010. Each project would be capable of delivering primarily renewable wind-generated power originating in Wyoming (Zephyr) and Montana (Chinook) to Nevada to access California and other desert southwest U.S. markets.

Corporate:

●	On July 1, 2010, Russ Girling assumed the role of President and Chief Executive Officer and joined the TransCanada Board of Directors.

A number of other executive leadership team changes also became effective July 1. Alex Pourbaix was appointed to the role of President, Energy and Oil Pipelines; Greg Lohnes assumed the role of President, Natural Gas Pipelines; Don Marchand was appointed to the role of Executive Vice-President and Chief Financial Officer; and Dennis McConaghy assumed the role of Executive Vice-President, Corporate Development.

Don Wishart, Executive Vice-President, Operations and Major Projects; Sean McMaster, Executive Vice-President, Corporate and General Counsel; and Sarah Raiss, Executive Vice-President, Corporate Services continue in their current roles.

●	The Board of Directors of TransCanada declared a quarterly dividend of $0.40 per share for the quarter ending September 30, 2010, on TransCanada’s outstanding common shares.

●
In June 2010, TransCanada completed a public offering of 14 million Series 5 cumulative redeemable first preferred shares, including the full exercise of an underwriters’ option of two million shares. The Series 5 shares were issued at a price of $25 per share, resulting in gross proceeds of $350 million. The initial dividend rate is fixed to January 30, 2016 at 4.40 per cent per annum paid quarterly.

Also in June 2010, TransCanada’s wholly-owned subsidiary, TransCanada PipeLines Limited, successfully completed an offering of US$500 million of 3.40 per cent Senior Notes due June 1, 2015, and US$750 million of 6.10 per cent Senior Notes due June 1, 2040.

The net proceeds of these offerings are expected to be used to partially fund capital projects of TransCanada, for general corporate purposes and to reduce short term indebtedness of TransCanada and its affiliates.

●
TransCanada is well positioned to fund its existing capital program through its growing internally-generated cash flow, its dividend reinvestment and share purchase plan, and its continued access to capital markets. TransCanada will also continue to examine opportunities for portfolio management, including a role for TC PipeLines, LP in financing its capital program.

Teleconference – Audio and Slide Presentation:

TransCanada will hold a teleconference and webcast to discuss its 2010 second quarter financial results. Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and company developments, including its $22 billion capital program, before opening the call to questions from analysts and members of the media.

Event:
TransCanada 2010 second quarter financial results teleconference and webcast

Date:
Thursday, July 29, 2010

Time:
2:30 p.m. mountain daylight time (MDT) /4:30 p.m. eastern daylight time (EDT)

How:
Analysts, members of the media and other interested parties are invited to participate by calling 866.223.7781 or 416.340.8018 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) August 5, 2010. Please call 800.408.3053 or 416.695.5800 (Toronto area) and enter pass code 3666830#.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information
This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures
TransCanada uses the measures Comparable Earnings, Comparable Earnings per Share, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), Comparable EBITDA, Earnings Before Interest and Taxes (EBIT), Comparable EBIT and Funds Generated from Operations in this news release.

These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

EBITDA is an approximate measure of the Company’s pre-tax operating cash flow. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, non-controlling interests and preferred share dividends. EBIT is a measure of the Company’s earnings from ongoing operations. EBIT comprises earnings before deducting interest and other financial charges, income taxes, non-controlling interests and preferred share dividends.

Management uses the measures of Comparable Earnings, Comparable EBITDA and Comparable EBIT to better evaluate trends in the Company’s underlying operations. Comparable Earnings, Comparable EBITDA and Comparable EBIT comprise Net Income Applicable to Common Shares, EBITDA and EBIT, respectively, adjusted for specific items that are significant, but are not reflective of the Company’s underlying operations in the period. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating Comparable Earnings, Comparable EBITDA and Comparable EBIT, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and certain fair value adjustments. The table in the Consolidated Results of Operations section in the Management’s Discussion and Analysis presents a reconciliation of Comparable Earnings, Comparable EBITDA, Comparable EBIT and EBIT to Net Income and Net Income Applicable to Common Shares. Comparable Earnings per Share is calculated by dividing Comparable Earnings by the weighted average number of common shares outstanding for the period.

Funds Generated from Operations comprises Net Cash Provided by Operations before changes in operating working capital. A reconciliation of Funds Generated from Operations to Net Cash Provided by Operations is presented in the Second Quarter 2010 Financial Highlights table in this news release.

Media Enquiries:	Cecily Dobson/Terry Cunha	403.920.7859 800.608.7859
Analyst Enquiries:	David Moneta/Terry Hook	403.920.7911 800.361.6522

Second Quarter 2010 Financial Highlights

Operating Results

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2010	2009	2010	2009

Revenues	1,923	1,984	3,878	4,146

Comparable EBITDA(1)	928	1,017	1,929	2,148

Comparable EBIT(1)	587	672	1,245	1,457

EBIT(1)	602	665	1,211	1,437

Net Income	295	314	598	648

Net Income Applicable to Common Shares	285	314	581	648

Comparable Earnings(1)	275	319	603	662

Cash Flows
Funds generated from operations(1)	935	692	1,658	1,458
(Increase)/decrease in operating working capital	(310)	246	(201)	328
Net cash provided by operations	625	938	1,457	1,786

Capital Expenditures	992	1,263	2,268	2,386
Acquisitions, Net of Cash Acquired	-	115	-	249

Common Share Statistics
	Three months ended June 30		Six months ended June 30
(unaudited)	2010	2009	2010	2009

Net Income Per Share - Basic	$0.41	$0.50	$0.84	$1.04

Comparable Earnings Per Share(1)	$0.40	$0.51	$0.87	$1.06

Dividends Declared Per Share	$0.40	$0.38	$0.80	$0.76

Basic Common Shares Outstanding (millions)
Average for the period	689	624	688	621
End of period	690	679	690	679

(1)
Refer to the Non-GAAP Measures section in this news release for further discussion of comparable EBITDA, comparable EBIT, EBIT, comparable earnings, funds generated from operations and comparable earnings per share.